04002448

SECURITIE[illegible] EXCHANGE COMMISSION
Washington, D.C. 20549

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| OMB APPROVAL |
| OMB Number: 3235-0123 |
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**ANNUAL AUDITED REPORT**
**FORM X-17A-5**
**PART III**

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| SEC FILE NUMBER |
| 8-48899 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

**A. REGISTRANT IDENTIFICATION**

NAME OF BROKER-DEALER:
DN Partners, LLC

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| OFFICIAL USE ONLY |
| FIRM ID NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
77 West Wacker Drive
(No. and Street)

| Chicago | IL | 60601 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John E. Dancewicz (312) 332-7979
(Area Code - Telephone No.)

**B. ACCOUNTANT IDENTIFICATION**

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*
Faircloth & Associates, LLC
(Name - if individual, state last, first, middle name)

| 542 South Dearborn Street - Suite 560 | Chicago | IL | 60605 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:
[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in the United States or any of its possessions.

PROCESSED
MAR 15 2004
THOMSON FINANCIAL

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| FOR OFFICIAL USE ONLY |

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

AFFIRMATION

I, John E. Dancewicz, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of DN Partners, LLC as of December 31, 2003, are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

Signature:

John E. Dancewicz
Managing Member of DN Partners, LLC

Official Seal
CHARLES ZAMORSKI
Notary Public - State of Illinois
My Commission Expires Apr. 13, 2004

Notary Public

DN PARTNERS, LLC

CHICAGO, ILLINOIS

FINANCIAL STATEMENTS

DECEMBER 31, 2003



*

**FAIRCLOTH & ASSOCIATES, LLC**
ACCOUNTANTS AND AUDITORS
FINANCIAL SERVICES
542 SOUTH DEARBORN STREET
CHICAGO, ILLINOIS 60605

# INDEPENDENT AUDITOR'S REPORT

To the Members
DN Partners, LLC

We have audited the accompanying statement of financial condition of DN Partners, LLC as of December 31, 2003, and the related statements of income, changes in liabilities subordinated to claims of general creditors, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of DN Partners, LLC as of December 31, 2003, and its results of operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit has been made primarily for the purpose of expressing an opinion on the financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Faircloth & Associates, LLC

Chicago, Illinois
February 20, 2004

**DN PARTNERS, LLC**

## TABLE OF CONTENTS

This report contains (check all applicable boxes):

EXHIBIT A

# DN PARTNERS, LLC

Statement of Financial Condition
December 31, 2003

## ASSETS

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 521,826 |
| Accounts receivable | | 35,842 |
| Other Assets | | 13,494 |
| Total Assets | $ | 571,162 |

## LIABILITIES AND MEMBERS' CAPITAL

| | | |
|---|---|---|
| Accounts payable and accrued expenses | $ | 14,060 |
| Commitments and contingent liabilities (Note 5) | | |
| Members' capital | | 557,102 |
| Total Liabilities and Members' Capital | $ | 571,162 |

The accompanying notes are an integral part of this financial statement.

# DN PARTNERS, LLC

## Statement of Income
## for the Year ended December 31, 2003

| | | |
|---|---|---|
| **Revenues** | | |
| Management advisory fees | | $ 1,841,022 |
| Interest income | | 6,346 |
| Other income | | 64,745 |
| Total Revenues | | $ 1,912,113 |
| **Expenses** | | |
| Compensation and benefits | $ 307,757 | |
| Commissions and finders fees | 130,832 | |
| Rent and occupancy | 131,244 | |
| Professional fees | 47,347 | |
| Management fees | 120,000 | |
| Travel and entertainment | 140,615 | |
| Communications | 42,205 | |
| General and administrative | 100,941 | |
| Total Expenses | | $ 1,020,941 |
| Net Income | | $ 891,172 |

The accompanying notes are an integral part of this financial statement.

EXHIBIT C

DN PARTNERS, LLC

Statement of Changes in Members' Equity
for the Year ended December 31, 2003

| | | |
|---|---|---|
| Members' equity, beginning of year | $ | 449,765 |
| Net income for the year ended December 31, 2003 | | 891,172 |
| Members' withdrawals | | (783,835) |
| Members' equity, end of year | $ | 557,102 |

The accompanying notes are an integral part of this financial statement.

EXHIBIT D

# DN PARTNERS, LLC

## Statement of Cash Flows
for the Year ended December 31, 2003

| | | |
|---|---|---|
| Cash provided by (applied to) operating activities | | |
| Net income | $ | 891,172 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Changes in operating assets and liabilities | | |
| Accounts receivable | | 6,533 |
| Other assets | | (5,903) |
| Accounts payable and accrued expenses | | (3,440) |
| Net cash provided by operating activities | $ | 888,362 |
| Cash provided by (applied to) financing activities | | |
| Distributions to members | $ | (783,835) |
| Net cash applied to financing activities | $ | (783,835) |
| Net decrease in cash | $ | 104,527 |
| Cash and cash equivalents at January 1, 2003 | | 417,299 |
| Cash and cash equivalents at December 31, 2003 | $ | 521,826 |
| Supplemental disclosure of cash flow information | | |
| Cash paid during the period for interest | $ | - |
| Cash paid during the period for taxes | $ | - |

The accompanying notes are an integral part of this financial statement.

# DN PARTNERS, LLC

Notes to Financial Statements
December 31, 2003

## NOTE 1 - ORGANIZATION

DN Partners, LLC ("the Company") is a registered securities broker-dealer with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers. The Company, an Illinois Limited Liability Corporation, is a merger and acquisitions advisory firm that engages in buying and selling companies and provides private placement of private securities.

## NOTE 2 - SUMMARY OF SIGNIFICANT POLICIES

***Management's Use of Estimates*** - The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

***Cash and Cash Equivalents*** - Cash and cash equivalents include cash on deposit and money market investments.

***Income Taxes*** - The Company is treated as a partnership under the Internal Revenue Code. The Company allocates taxable income or loss to the Members of the Company, who are responsible for reporting the taxes thereon. Accordingly, no income tax provision has been included in the determination of net income.

## NOTE 3 - FAIR VALUE OF FINANCIAL INSTRUMENTS

Substantially all of the Company's assets and liabilities are considered financial instruments as defined by Statement of Financial Accounting Standard No. 107 and are either already reflected at fair value, or are short-term or replaceable on demand. Therefore, their carrying amounts approximate their fair values.

DN PARTNERS, LLC

Notes to Financial Statements (Continued)
December 31, 2003

## NOTE 4 - RELATED PARTY TRANSACTIONS

In 2003, the Company paid $120,000 to DN Management Services Corporation, an affiliated company, for administrative and support services.

The Company provides office space and facilities to DN Management Services Corporation and DN Partners, LP.

## NOTE 5 - COMMITMENTS AND CONTINGENT LIABILITIES

The Company leases office space under an agreement expiring in 2006. Approximate minimum lease payments under this agreement, exclusive of executory costs, are as follows:

| | |
|---|---|
| 2004 | $ 73,736 |
| 2005 | 76,147 |
| 2006 | 12,859 |
| Total | $162,742 |

Office rental expense was $93,544 for 2003.

There were no contingent liabilities at the statement date.

## NOTE 6 - CONCENTRATIONS OF CREDIT RISK

From time to time the Company maintains bank accounts with balances in excess of federally insured limits.

## NOTE 7 - NET CAPITAL REQUIREMENT

The Company, as a registered broker and dealer, is subject to the Uniform Net Capital Rule ("Rule 15c3-1") under the Securities Exchange Act of 1934 and is required to maintain "minimum net capital" equal to the greater of $5,000 or 6-2/3% of "aggregate indebtedness," as these terms are defined.

At December 31, 2003, the Company had net capital, as defined, of $514,112 which was $509,112 in excess of its required net capital.

DN PARTNERS, LLC

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

AS OF DECEMBER 31, 2003

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
## PART II

| Broker or Dealer | DN Partners, LLC | as of | 12/31/03 |
|---|---|---|---|

### COMPUTATION OF NET CAPITAL

| | | | |
|---|---|---|---|
| 1. Total ownership equity (from Statement of Financial Condition - Item 1800) | | | $ 557,102 [3480] |
| 2. Deduct: Ownership equity not allowable for net capital | | | [3490] |
| 3. Total ownership equity qualified for net capital | | | 557,102 [3500] |
| 4. Add | | | |
| A. Liabilities subordinated to claims of general creditors allowable in computation of net capital | | | [3520] |
| B. Other (deductions) or allowable credits (List) | | | [3525] |
| 5. Total capital and allowable subordinated liabilities | | | $ 557,102 [3530] |
| 6. Deductions and/or charges | | | |
| A. Total non-allowable assets from: Statement of Financial Condition (Notes B and C) | | $ 41,870 [3540] | |
| 1. Additional charges for customers' and non-customers' security accounts | | [3550] | |
| 2. Additional charges for customers' and non-customers' commodity accounts | | [3560] | |
| B. Aged fail-to-deliver | | [3570] | |
| 1. Number of Items | [3450] | | |
| C. Aged short security differences - less reserve of | [3460] | [3580] | |
| number of items | [3470] | | |
| D. Secured demand note deficiency | | [3590] | |
| E. Commodity futures contracts and spot commodities proprietary capital charges | | [3600] | |
| F. Other deductions and/or charges | | [3610] | |
| G. Deductions for accounts carried under Rule 15c3-1(a)(6), (a)(7) and ( c)(2)(x) | | [3615] | |
| H. Total deductions and/or charges | | | 41,870 [3620] |
| 7. Other additions and/or allowable credits (list) | | | [3630] |
| 8. Net capital before haircuts on securities positions | | | 515,232 [3640] |
| 9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)): | | | |
| A. Contractual securities commitments | | [3660] | |
| B. Subordinated securities borrowings | | [3670] | |
| C. Trading and investment securities: | | | |
| 1. Bankers' acceptances, certificates of deposit and commercial paper | | [3680] | |
| 2. U.S. and Canadian government obligations | | [3690] | |
| 3. State and municipal government obligations | | [3700] | |
| 4. Corporate obligations | | [3710] | |
| 5. Stocks and warrants | | 1,120 [3720] | |
| 6. Options | | [3730] | |
| 7. Arbitrage | | [3732] | |
| 8. Other securities | | [3734] | |
| D. Undue concentration | | [3650] | |
| E. Other (list) | | [3736] | [3740] |
| 10. Net Capital | | | 514,112 [3750] |
| | | | OMIT PENNIES |

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
# PART II

Broker or Dealer DN Partners, LLC as of 12/31/03

## COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

**Part A**

| | | | | |
|---|---|---|---|---|
| 11. Minimum net capital required (6-2/3% of line 19) | | | $ 937 | 3756 |
| 12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) | | | $ 5,000 | 3758 |
| 13. Net capital requirement (greater of line 11 or 12) | | | $ 5,000 | 3760 |
| 14. Excess net capital (line 10 less 13) | | | $ 509,112 | 3770 |
| 15. Excess net capital at 1000% (line 10 less 10% of line 19) | | | 512,706 | 3780 |

### COMPUTATION OF AGGREGATE INDEBTEDNESS

| | | | | |
|---|---|---|---|---|
| 16. Total A.I. Liabilities from Statement of Financial Condition | | | 14,060 | 3790 |
| 17. Add: | | | | |
| A. Drafts for immediate credit | | 3800 | | |
| B. Market value of securities borrowed for which no equivalent is paid or credited | | 3810 | | |
| C. Other unrecorded amounts (List) | | 3820 | - | 3830 |
| 18. Deduct: Adjustment based on deposits in Special Reserve Bank Accounts (15c3-1 ( c)(1)(vii)) | | | | 3838 |
| 19. Total aggregate indebtedness | | | 14,060 | 3840 |
| 20. Percentage of aggregate indebtedness to net capital (line 19 / line 10) | | | 3% | 3850 |
| 21. Percentage of Aggregate Indebtedness to net capital *after* anticipated capital withdrawals (line 19 / line 10 less item 4880 page 11) | | | 3% | 3853 |

### COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

**Part B**

| | | |
|---|---|---|
| 22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirement pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries debits | | 3870 |
| 23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) | | 3880 |
| 24. Net capital requirement (greater of line 22 or 23) | | 3760 |
| 25. Excess net capital (line 10 less 24) | | 3910 |
| 26. Percentage of Net Capital to Aggregate Debits (line 10 / line 17 page 8) | | 3851 |
| 27. Percentage of Net Capital, *after* anticipated capital withdrawals, to Aggregate Debits (line 10 less Item 4880 page 11 / line 17 page 8) | | 3854 |
| 28. Net capital in excess of: 5% of combined aggregate debit items or $120,000 | | 3920 |

### OTHER RATIOS

**Part C**

| | | |
|---|---|---|
| 29. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d) | | 3860 |
| 30. Options deductions/Net Capital ratio (1000% test) total deductions exclusive of liquidating equity under Rule 15c3-1(a)(6), (a)(7) and ( c)(2)(x) / Net Capital | | 3852 |

**Notes:**

(A) The minimum net capital requirements should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness of 2% of aggregate debits if alternative method used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets

DN PARTNERS, LLC

Reconciliation of Computation of Net Capital
December 31, 2003

The following is a reconciliation and explanation for differences between the audited and unaudited computation of net capital.

| | UNAUDITED | DIFFERENCE | AUDITED |
|---|---|---|---|
| Total ownership equity | $ 539,631 | $ 17,471 \1 | $ 557,102 |
| Deduct equity not allowable | 0 | 0 | 0 |
| Equity Qualified for Net Capital | $ 539,631 | $ 17,471 | $ 557,102 |
| Add: | | | |
| Subordinated Liabilities | 0 | 0 | 0 |
| Other (deductions) credits | 0 | 0 | 0 |
| Total Capital and Subordinated Debt | $ 539,631 | $ 17,471 | $ 557,102 |
| Deductions and/or charges | | | |
| Nonallowable assets | 41,899 | (29) \2 | 41,870 |
| Demand note deficiency | 0 | 0 | 0 |
| Other deductions/charges | 0 | 0 | 0 |
| Net Capital Before Haircuts | $ 497,732 | $ 17,500 | $ 515,232 |
| Haircuts on Investment Positions | 0 | 0 | 0 |
| Net Capital | $ 496,612 | $ 17,500 | $ 514,112 |
| Net Capital Requirement | 5,000 | 0 | 5,000 |
| Excess Net Capital | $ 491,612 | $ 17,500 | $ 509,112 |

\1 Difference due to expense revision.

\2 Difference due to recalculation.

DN PARTNERS, LLC

Computation for Determination of Reserve Requirements
for Brokers and Dealers Pursuant to
Rule 15c3-3 under the Securities Exchange Act of 1934

December 31, 2003

The Company does not clear securities transactions or take possession or control of securities for customers and, therefore, is exempt from the possession or control and reserve requirements of Rule 15c3-3 under the Securities Exchange Act of 1934.

FAIRCLOTH & ASSOCIATES, LLC
ACCOUNTANTS AND AUDITORS
FINANCIAL SERVICES
542 SOUTH DEARBORN STREET
CHICAGO, ILLINOIS 60605

**SUPPLEMENTAL REPORT ON**
**INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5**

To the Members
DN Partners, LLC
Chicago, Illinois

In planning and performing our audit of the financial statements of DN Partners, LLC (the"Company") for the year ended December 31, 2003 (on which we issued our report dated February 18, 2003), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives, in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives.

This report is intended solely for the use of the Company's Members, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Fairclot & associates, LLC

Chicago, Illinois
February 20, 2004